Exhibit 99.1

Press Release

AC Immune Announces First Positive Cognitive Results for a Tau-Targeting Monoclonal Antibody in Alzheimer’s Disease

Top-line data from Lauriet Phase 2 trial of semorinemab in mild-to-moderate AD shows a statistically significant reduction on one of two co-primary endpoints, ADAS-Cog11

First evidence of clinical activity in tau-targeting monoclonal antibody in MMSE 16-21 (mild-to-moderate) AD population

Partner Genentech to continue open label portion of the study and plans to submit top line results for presentation at November CTAD 2021 congress

Lausanne, Switzerland, August 31, 2021 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision medicine for neurodegenerative diseases, today announced that Genentech, a member of the Roche Group, has informed the Company that Lauriet, a placebo-controlled Phase 2 study evaluating the safety and efficacy of the investigational anti-tau monoclonal antibody, semorinemab, in mild-to-moderate Alzheimer’s disease (AD), met one of its co-primary endpoints, ADAS-Cog11. The second co-primary endpoint, ADCS-ADL, was not met. Safety data showed that semorinemab is well tolerated with an acceptable safety profile and no unanticipated safety signals.

Semorinemab demonstrated a statistically significant reduction in cognitive decline from baseline by 43.6% compared to placebo (p<0.0025) as measured by the Alzheimer’s Disease Assessment Scale, Cognitive Subscale, 11-item Version (ADAS-Cog11) at week 49 in people with mild-to-moderate AD (i.e., Mini-Mental State Examination (MMSE) 16-21). There was no effect on the other co-primary endpoint of reducing the rate of functional decline from baseline as measured by the Alzheimer’s Disease Cooperative Study-Activities of Daily Living (ADCS-ADL) or secondary efficacy endpoints for the Mini-Mental State Examination (MMSE) or the Clinical Dementia Rating-Sum of Boxes (CDR-SB). The safety was consistent with previous clinical data reported.

Genentech has reported that the open label portion of the study will continue as planned. Further analyses are ongoing, and top-line data will be submitted for presentation at the CTAD conference (Clinical Trials on Alzheimer's Disease conference) in November.

Prof. Andrea Pfeifer, CEO of AC Immune SA, commented: “The top line results of the Lauriet Phase 2 clinical trial of semorinemab are remarkable in that it is the first time we have seen a therapeutic effect by a monoclonal anti-Tau antibody therapy. We also are excited by the fact that this is the first time a monoclonal antibody has had a therapeutic impact on cognition in the mild-to-moderate AD patient population. Nevertheless, despite these interesting results, we are still cautious about what this may mean for patients as there was not an impact on the rate of functional decline or other efficacy endpoints. With that said, AD is a slow-moving chronic disease, and this small trial was relatively short, 49 weeks; so, the data from the open-label extension may be important in elucidating the potential of semorinemab in this patient population. Scientifically, these data are encouraging for the therapeutic strategies targeting Tau. We look forward to additional data from our other clinical-stage Tau programs: Tau vaccine ACI-35, partnered with Janssen; and the small molecule Morphomer® Tau aggregation inhibitor, partnered with Eli Lilly.”

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About the Lauriet study

Lauriet is a double-blind, placebo-controlled, randomized Phase II trial assessing semorinemab, an investigational anti-tau monoclonal antibody, compared to placebo in 272 adult participants with mild-to-moderate AD across 43 study centers globally. The primary endpoints of the study evaluated the change from baseline at week 49 in cognition as measured by the Alzheimer’s Disease Assessment Scale, Cognitive Subscale, 11-Item Version (ADAS-Cog11) and the change from baseline in activities of daily living as measured by the Alzheimer’s Disease Cooperative Study-Activities of Daily Living (ADCS-ADL) scale. Secondary endpoints evaluated cognitive and functional measures including changes from baseline as measured by the Clinical Dementia Rating-Sum of Boxes (CDR-SB) and the Mini-Mental State Examination (MMSE). The Lauriet open label extension is ongoing. For more information, visit ClinicalTrials.gov (NCT03828747).

About semorinemab

Semorinemab is an investigational monoclonal anti-tau antibody that targets the N-terminal portion of the tau protein, and is designed to bind to tau and slow its spread between neurons. In tauopathies such as AD, tau misfolds and forms tangles, which cause cell damage and ultimately neuronal death. It is hypothesized that abnormal tau protein then spreads between neurons, gradually involving more areas of the brain, and leading to clinical disease progression. Tau-targeting antibody therapies are designed to slow or stop this process of tau spread. Semorinemab is being developed by Genentech and was identified in collaboration with AC Immune (Nasdaq: ACIU, Lausanne, Switzerland). Semorinemab has been studied in two Phase 2 studies – Lauriet in mild-to-moderate AD and Tauriel in early (prodromal-to-mild) AD, where the primary efficacy endpoint was not met.

About AC Immune SA

AC Immune SA is clinical-stage biopharmaceutical company that aims to become a global leader in precision medicine for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features ten therapeutic and three diagnostic candidates, six of which are currently in clinical trials. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies including Genentech, a member of the Roche Group, Eli Lilly and Company, and Janssen Pharmaceuticals, Inc., resulting in substantial non-dilutive funding to advance its proprietary programs and over $3 billion in potential milestone payments.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP and RU. Morphomer® is a registered trademark of AC Immune SA in CN, CH, GB, JP, and NO.

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For further information, please contact:

Media Relations Saoyuth Nidh AC Immune Phone : +41 21 345 91 34 Email: saoyuth.nidh@acimmune.com	Investor Relations Yves Kremer, Ph.D. AC Immune Phone : +41 21 345 91 90 Email: yves.kremer@acimmune.com

U.S. Media Katie Gallagher LaVoie Health Science Phone: +1 617 792 3937 Email: kgallagher@lavoiehealthscience.com	U.S. Investors Corey Davis, Ph.D. LifeSci Advisors Phone: +1 212 915 2577 Email: cdavis@lifesciadvisors.com

Forward-looking statements

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